Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED JANUARY 6, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Los Angeles Sunset II LP

On February 27, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $3,800,000, (the “LA Sunset II Senior Loan”). The borrower, Los Angeles Sunset II LP, a Delaware Limited Partnership (“LA Sunset II”), used the loan proceeds to acquire and renovate 14,952 square foot property located at 908-916 Everett Street, Los Angeles, CA 90026 (the “LA Sunset II Property”). LA Sunset II has begun renovations on all ten units.

The original maturity of the LA Sunset II Senior Loan was August 23, 2019.  On August 23, 2019, a loan modification was executed to extend the maturity date to November 23, 2019. On December 30, 2019, LA Sunset II paid off the investment for the full amount of the LA Sunset II Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%. LA Sunset II repaid the LA Sunset II Senior Loan by refinancing.